Exhibit 99.8 Trust letter re. SF claims - Glen Macdonald

GLEN MACDONALD

Suite 420 - 625 Howe Street
Vancouver, British Columbia
Canada, V6C 2T6

May 31, 2006

To whom it may concern:

I, Glen Macdonald, Professional Engineer and President of Stanford Management Ltd. (“Stanford”), hereby provide in writing that I am the recorded holder to the mineral rights on the SF Mineral claims located in the Similkameen Mining District of British Columbia under the tenure number 383391.

The SF Mineral claims are held in trust by myself for the benefit of Stanford Management Ltd. I do not have any rights to the mineral on the SF Mineral claims nor to any other rights regarding the SF Mineral claims.

Yours very truly;

GLEN MACDONALD

Glen Macdonald